Exhibit 99.1

PartnerRe Ltd. Declares Dividends on Preferred Shares

PEMBROKE, Bermuda, February 6, 2017 - PartnerRe Ltd. announced that its Board of Directors has declared a dividend for the period December 1, 2016 – February 28, 2017 of $0.40625 per share on the Company’s 6.50% Series G Cumulative Redeemable Preferred Shares, $0.453125 per share on the Company’s 7.25% Series H Cumulative Redeemable Preferred Shares, and $0.3671875 on the Company’s 5.875% Series F and Series I Non-Cumulative Redeemable Preferred Shares. The dividends are payable on March 1, 2017 to shareholders of record on February 17, 2017.

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty Lines and Life and Health. For the year ended December 31, 2015, total revenues were $5.4 billion. At September 30, 2016, total assets were $23.2 billion, total capital was $8.8 billion and total shareholders’ equity attributable to PartnerRe was $7.2 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co
	(441) 292-0888	(212) 687-8080
	Media Contact: Celia Powell Investor Contact: Ryan Lipschutz	Robin Weinberg/Torri Goodell